Exhibit 16.1

July 7, 2011

Office of the Accountant

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Dear Sirs/Madams:

We have received a copy of the change in independent registered public accounting firm disclosure pursuant to Item 304 of Regulation S-K, and we are in agreement with the statements being made by Sunshine Silver Mines Corporation in its Registration Statement on Form S-1 dated July 7, 2011 and captioned “Change in Independent Registered Public Accounting Firm.” We hereby consent to the filing of this letter as an exhibit to the foregoing Registration Statement on Form S-1 and any amendments thereto, and any registration statement filed pursuant to Rule 462(b) under the U.S. Securities Act of 1933, as amended.

Sincerely,

/s/ WithumSmith + Brown, PC

WithumSmith + Brown, PC